UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Evercore Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

29977A105

(CUSIP Number)

Edward S. Hyman

c/o Evercore Inc.

Attn: Jason Klurfeld, Corp. Sec.

55 East 52nd Street, Floor 38, New York, NY 10055

(212) 857-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29977A105	SCHEDULE 13D	Page 2 of 5

1	NAME OF REPORTING PERSON Edward S. Hyman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,105,693
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,105,693
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,105,693
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.20%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 29977A105	SCHEDULE 13D	Page 3 of 5

Item 1.  Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock”) of Evercore Inc. a Delaware corporation (the “Issuer”), whose principal executive offices are located at 55 East 52nd Street, Floor 38, New York, NY 10055.

Item 2. Identity and Background.

This Schedule 13D is filed by Edward S. Hyman, Chairman of Evercore ISI and Vice Chairman of the Issuer. Mr. Hyman is a U.S. Citizen, and his business address is C/o Evercore Inc., 55 East 52nd Street, Floor 38, New York, NY 10055. During the last five years, Mr. Hyman has not (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On February 24, 2022, ISI Holding, Inc. (n/k/a ISI Holding I, Inc.), an entity controlled by Mr. Hyman, entered into an exchange agreement with the Issuer pursuant to which ISI Holding, Inc. exchanged 2,545,205 limited partnership interests in Evercore LP, a wholly owned subsidiary of the Issuer, for 2,545,205 shares of Class A Common Stock. Immediately following the exchange, ISI Holding, Inc. distributed all the shares of Class A Common Stock to its equity holders. Mr. Hyman received 2,087,068 shares of Class A Common Stock pursuant to such distribution.

Item 4. Purpose of Transaction.

From time to time, Mr. Hyman may acquire beneficial ownership of additional shares of Class A Common Stock, by purchase or otherwise, including (a) pursuant to the vesting of restricted stock units for Class A Common Stock currently owned by Mr. Hyman or (b) upon receipt from the Issuer of any future compensatory equity incentive awards for which Mr. Hyman may qualify, including, but not limited to, restricted stock units for Class A Common Stock. In addition, from time to time, Mr. Hyman may determine to dispose of all or a portion of the shares of Class A Common Stock which are beneficially owned by Mr. Hyman and over which he has investment power.

Other than as described under Item 3 above, Mr. Hyman does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, Mr. Hyman may change the purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 29977A105	SCHEDULE 13D	Page 4 of 5

Item 5. Interest in Securities of the Issuer.

(a) – (b) The information contained in the cover page of this Schedule 13D is incorporated herein by reference.

(c) On February 15, 2022, in connection with his service as Vice Chairman of the Issuer, Mr. Hyman was granted an award of 15,989 restricted stock units which vest in four equal annual installments beginning on February 4, 2023. On February 4, 2022, Mr. Hyman surrendered 5,896 shares to the Issuer for the payment of taxes in connection with the vesting of previously granted restricted stock unit awards.

(d) Except as described in this Schedule 13D, no other person is known by Mr. Hyman to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock beneficially owned by Mr. Hyman.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth herein, Mr. Hyman is not party to any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 29977A105	SCHEDULE 13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2022

/s/ Edward S. Hyman
Name: Edward S. Hyman